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Direct Dial Number (202) 636-5863	E-mail Address david.blass@stblaw.com

September 5, 2019

VIA EDGAR

David Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset High Income Fund II Inc.

Preliminary Proxy Statements on Schedule 14A, File No. 811-08709

Dear Mr. Orlic:

On behalf of Western Asset High Income Fund II Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amended Preliminary Proxy Statement”) to the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Commission on August 27, 2019. The Amended Preliminary Proxy Statement includes revisions to the Preliminary Proxy Statement in response to the Staff’s oral comments received on September 4, 2019 (the “Comments”).

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s Comments in italics below. Page references in the responses correspond to the pages of the Amended Preliminary Proxy Statement. Unless otherwise defined below, terms defined in the Amended Preliminary Proxy Statement and used below shall have the meanings given to them in the Amended Preliminary Proxy Statement.

General Comment

1.	Please indicate at the beginning of both the Preliminary Proxy Statement and the form of proxy that each is a preliminary copy that is subject to completion.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

Securities and Exchange Commission	September 5, 2019

Preliminary Proxy Statement Comments

1.

The disclosure on page 10 states that, “The Board believes the Activist Hedge Fund does this to benefit itself, and not to benefit the stockholders of the closed-end funds it attacks.” Please revise as discussed.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

2.

The disclosure on page 10 indicates that, “The Board is committed to vigorously defending the Fund against the Activist Hedge Fund’s short term agenda.” Please revise this statement to refer to the Board’s belief that the Activist Hedge Fund has a short term agenda.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

3.

On page 11 under the section titled “Additional Information,” please include the information required under Item 22(a)(3)(iii) of Schedule 14A regarding the delivery of the Fund’s annual report and most recent semi-annual report to shareholders upon request or confirm that such information appears elsewhere in the Preliminary Proxy Statement.

The Fund confirms that the information required under Item 22(a)(3)(iii) of Schedule 14A regarding the delivery of the Fund’s annual report and most recent semi-annual report to shareholders upon request appears on page 2 of the Amended Preliminary Proxy Statement.

4.

The disclosure on page 12 describes “echo voting” as it relates to both service agents and broker-dealers. Please clarify that broker-dealers cannot echo vote with respect to non-routine matters under the rules of the New York Stock Exchange.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

5.

The disclosure on page 13 indicates that, “[T]he persons named as proxies may propose one or more adjournments of the Meeting[.]” Please clarify that persons named as proxies may only propose an adjournment of the Meeting but do not have authority to vote such shares in favor of an adjournment under Rule 14a-4(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Fund respectfully declines to revise its disclosure in the Amended Preliminary Proxy Statement in response to this comment. Rule 14a-4(d) under the Exchange Act provides that no proxy shall have authority to take any action other than actions proposed to be taken in the proxy statement or matters referred to in Rule 14a-4(c). Rule 14a-4(c)(7) provides that a proxy may have discretionary authority to vote on matters incident to the conduct of the meeting. The Fund believes that adjournments are matters incident to the conduct of the meeting and, thus, the persons named as proxies have authority to vote such shares in favor of an adjournment.

6.

The disclosure on page 14 asks stockholders to “PLEASE DISCARD ANY PROXY CARD FROM THE ACTIVIST HEDGE FUND WITH RESPECT TO THE ACTIVIST HEDGE FUND INDIVIDUALS AND THE BOARD DE-CLASSIFICATION PROPOSAL.” Please revise to instead state that the Board urges stockholders to discard any such proxy card or the Board believes that stockholders should discard any such proxy card.

Securities and Exchange Commission	September 5, 2019

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

7.	In the table titled “Security Ownership of Management” on page 19, please update the table to reflect security ownership information as of the most recent practicable date.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

8.

The disclosure on page 28 indicates that, “The Board believes that it is in the best interest of the Fund, as a closed-end, exchange traded investment company subject to extensive regulation by the SEC, to continue to have a classified board structure.” The disclosure on page 30 also states that, “The Board notes that the classified board structure is expressly acknowledged by the [Investment Company Act of 1940, as amended (the “1940 Act”)], the principal regulatory regime governing the Fund and its operations, as well as under Maryland law where the Fund is incorporated.” Please revise this disclosure to remove the implication that the Commission or the 1940 Act takes a view on the desirability of a classified board structure.

The Fund respectfully declines to revise its disclosure in the Amended Preliminary Proxy Statement in response to this comment. The Fund does not believe that the disclosure noted above implies that the Commission or the 1940 Act takes a view on the desirability of a classified board structure. With respect to the first statement, the Fund notes that the statement is framed as the Board’s belief that a classified board structure is in the best interests of the Fund. The Fund is subject to extensive regulation by the Commission. Therefore, the Fund believes that such statement is accurate and not misleading.

With respect to the second statement, the Fund notes that under Section 16 of the 1940 Act a registered investment company is not precluded from having a classified board structure, subject to certain conditions. Therefore, the Fund believes that the statement that the “classified board structure is expressly acknowledged by the 1940 Act” is accurate and in no way misleading.

Finally, the Fund notes that other registered investment companies have made similar statements in their proxy statements in connection with proposals to de-classify their boards of directors/trustees.

9.

The disclosure on page 33 states that, “For purposes of the Board De-Classification Proposal, abstentions and broker non-votes, if any, will be counted as represented at the meeting and will have the same effect as a vote AGAINST the Board De-Classification Proposal.” As the required vote for the Board De-Classification Proposal is the majority of votes cast, please revise to state that abstentions and broker non-votes, if any, will not be considered votes cast.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

Securities and Exchange Commission	September 5, 2019

10.	In the table titled “5% Beneficial Ownership” on page 35, please include a column that states the number of shares owned by each shareholder.

The Fund has revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

11.	In the section titled “Expenses of the Proxy Solicitation” on page 37, please disclose the total expenditures to date in connection with the solicitation of stockholders.

The Fund notes that it has not had any expenditures to date in connection with the solicitation of stockholders and, therefore, has not revised its disclosure in the Amended Preliminary Proxy Statement in response to this comment.

Form of Proxy Comments

1.

The form of proxy notes that, “If no such direction is made, this proxy will be voted in accordance with the Board of Director[’]s recommendations.” Please revise to clarify what the Board’s recommendation is for each proposal.

The Fund has revised its disclosure in the form of proxy in response to this comment.

2.

The form of proxy states that the second proposal is “[a] non-binding proposal put forth by Saba Capital Management, L.P., if properly presented before the Meeting.” Please clarify that this is a proposal requesting that the Board to take all necessary steps to de-classify the Board, as Rule 14a-4 under the Exchange Act requires that the form of proxy clearly identify each separate matter intended to be acted upon.

The Fund has revised its disclosure in the form of proxy in response to this comment.

3.	With respect to the proposal to elect directors to the Board, the form of proxy states that stockholders may vote “for all expect.” Please revise.

The Fund has revised its disclosure in the form of proxy in response to this comment.

Please do not hesitate to call me at (202) 636-5563 or Ryan Brizek at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ David W. Blass
David W. Blass

cc:	Ryan Brizek, Simpson Thacher & Bartlett LLP George Hoyt, Legg Mason

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